Exhibit 10.1

EXECUTION VERSION

SECURITIES PURCHASE AGREEMENT

by and between

CBC HOLDINGS LLC (the “Buyer”),

and

ASTA FUNDING, INC. (the “Seller”)

Dated as of December 13, 2017

Article I DEFINITIONS		1

1.1	Definitions	1

Article II PURCHASE AND SALE		9

2.1	Purchase and Sale	9
2.2	Aggregate Purchase Price	9
2.3	Closing	10
2.4	Payments	11
2.5	Withholding	12
2.6	Purchase Price Allocation	12

Article III REPRESENTATIONS AND WARRANTIES OF THE SELLER		12

3.1	Existence and Power	12
3.2	Authorization	13
3.3	Enforceability	13
3.4	Governmental Authorizations	13
3.5	Third Party Authorizations	13
3.6	Noncontravention	13
3.7	Title to Membership Units; Capitalization; Subsidiaries	14
3.8	Affiliate Transactions	15
3.9	Ethical Business Practices	15
3.10	Title to Receivables	15
3.11	Financial Statements	16

Article IV REPRESENTATIONS AND WARRANTIES OF THE BUYER		16

4.1	Existence and Power	16
4.2	Authorization	17
4.3	Enforceability	17
4.4	Governmental and Third Party Authorizations	17
4.5	Noncontravention	17
4.6	Brokers	17
4.7	Investment Representations	18

Article V COVENANTS OF THE SELLER		18

5.1	Confidentiality	18
5.2	Access	18
5.3	Affiliate Contracts	18
5.4	Non-Competition; Non-Solicitation	19
5.5	Fairness Opinion	20

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Article VI COVENANTS OF THE BUYER		20

6.1	Indemnification	20
6.2	No Additional Representations; Disclaimer	21
6.3	Security Agreement	21

Article VII COVENANTS OF THE BUYER AND THE SELLER		22

7.1	Public Announcements	22
7.2	Tax Matters	22
7.3	Notification of Certain Matters	25
7.4	Post-Closing Cooperation	26

Article VIII INDEMNIFICATION		26

8.1	Survival of Representations, Warranties and Covenants	26
8.2	Indemnification	26
8.3	Limitations on Liability	27
8.4	Indemnification Procedures	28

Article IX MISCELLANEOUS		30

9.1	Notices	30
9.2	Amendments and Waivers	31
9.3	Expenses	31
9.4	Successors and Assigns	31
9.5	Resolution of Disagreements	32
9.6	Governing Law	32
9.7	Consent to Jurisdiction; Service of Process; Waiver of Jury Trial	32
9.8	Counterparts	33
9.9	No Third Party Beneficiaries	33
9.10	Entire Agreement	33
9.11	Disclosure Schedules.	33
9.12	Captions	34
9.13	Severability	34
9.14	Interpretation	34
9.15	Non-recourse	34
9.16	Specific Performance	35
9.17	Prevailing Party	35
9.18	Releases	35

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LIST OF EXHIBITS

Exhibit A	Promissory Note
Exhibit B	Security Agreement
Exhibit C	Guarantee
Exhibit D	Side Letter

LIST OF SCHEDULES

Seller’s Disclosure Schedules

Schedule 1.1	Liens
Schedule 2.3(b)(vi)	Third Party Consents
Schedule 3.4	Governmental Entity Authorizations
Schedule 3.6	Conflicts
Schedule 3.7(c)	Subject Subsidiaries
Schedule 3.7(d)	Agreements Related to Securities
Schedule 3.7(e)	Indebtedness
Schedule 3.8	Affiliate Transactions
Schedule 3.10	Exceptions to Title to Receivables

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SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (the “Agreement”), dated as of December 13, 2017, is made by and between Asta Funding, Inc., a Delaware corporation (“Seller”), and CBC Holdings LLC, a Delaware limited liability company (“Buyer”).

RECITALS

1.     The Seller is the owner of all of the issued and outstanding equity capital (the “Membership Units”) of CBC Settlement Funding, LLC, a Delaware limited liability company (together with its subsidiaries, the “Company”).

2.     The Seller desires to sell, and the Buyer desires to purchase, the Membership Units on the terms and subject to the conditions set forth in this Agreement.

AGREEMENTS

In consideration of the foregoing premises and the respective representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

Article I
DEFINITIONS

1.1     Definitions. When used in this Agreement, the following terms shall have the meanings assigned to them in this Section 1.1.

“Accountants” has the meaning set forth in Section 9.5.

“Acknowledgment” means, with respect to a Receivable, either of (i) a stipulation contained in a transfer order or entered into in connection therewith that directs the applicable Payor to remit all Settlement Payments and all other applicable payments directly to a lockbox, or (ii) a written acknowledgment to the Company, the originator of such Receivable or any of their respective Affiliates executed by the applicable Payor, that such Payor will remit all Settlement Payments and all other applicable payments directly to a lockbox.

“Affiliate” means, with respect to any specified Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Affiliate Contracts” means those Contracts listed on Schedule 3.8.

“Agreement” has the meaning set forth in the preamble.

“Allocation Schedule” has the meaning set forth in Section 2.6.

“Ancillary Documents” means the Promissory Note, Security Agreement, Guarantee, Side Letter and the other agreements, instruments and documents delivered at the Closing pursuant to this Agreement.

“Annuity Contract” means any annuity contract that provides payment to a Claimant in respect of obligations of the Settlement Counterparty under a Settlement Agreement to which such Claimant is a party or issued to fund the obligations of a Settlement Counterparty under a Settlement Agreement.

“Annuity Provider” means the issuer of any Annuity Contract.

“Authorization” means any authorization, approval, consent, certificate, license, permit, registration, order or franchise of or from any Governmental Entity for any specific Person to lawfully own, lease and operate its properties or to lawfully carry on its business as it is now being conducted.

“Blue Bell Receivables Entities” means (i) Blue Bell Receivables I, LLC; (ii) Blue Bell Receivables II, LLC; (iii) Blue Bell Receivables III, LLC; (iv) BBR IV, LLC; (v) BBR V, LLC; (vi) BBR VI, LLC; and (vii) BBR VII, LLC.

“Books and Records” means books of account, general, financial and operating records, invoices and other documents, records and files of the Company.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks located in New York City, New York or the State of Delaware are authorized or required by Law to close for business.

“Buyer” has the meaning set forth in the preamble.

“Buyer Disclosure Schedules” means the disclosure schedules delivered by the Buyer concurrently with the execution and delivery of this Agreement.

“Buyer Indemnitee” means the Buyer, the Company after the Closing Date, and their respective officers, directors, employees, members, partners, shareholders, Subsidiaries, Affiliates or other Representatives.

“Buyer Releasee” has the meaning set forth in Section 9.17(b).

“Buyer Releasor” has the meaning set forth in Section 9.17(a).

“Capital Stock” means (a) the Membership Units, (b) any other units or membership interests, (c) any shares of capital stock, (d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing entity, (e) any subscriptions, calls, warrants, options, or commitments of any kind or character relating to, or entitling any Person or entity to purchase or otherwise acquire membership interests or units, capital stock, or any other equity securities, (f) any securities convertible into or exercisable or exchangeable for the Membership Units, other units or membership interests, capital stock, or any other equity securities, or (g) any other interest classified as an equity security of a Person.

“Cash Consideration” has the meaning set forth in Section 2.2(b).

“Claim Notice” has the meaning set forth in Section 8.4(a).

“Claimant” means the Person entitled to receive Settlement Payments under the terms of a Settlement Agreement.

“Closing” has the meaning set forth in Section 2.3(a).

“Closing Date” has the meaning set forth in Section 2.3(a).

“Closing Purchase Price” has the meaning set forth in Section 2.4(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the recitals.

“Confidential Information” has the meaning set forth in Section 5.1.

“Contract” means any agreement, arrangement, understanding, contract, purchase order for goods or services, lease (whether for real or personal property), power of attorney, note, bond, mortgage, indenture, deed of trust, loan, evidence of Indebtedness, letter of credit, settlement agreement, franchise agreement, covenant not to compete, employment agreement, license or other legally binding commitment to which a Person is a party or to which the properties or assets of such Person are subject.

“Covered Party” has the meaning set forth in Section 6.1(a).

“Direct Claim” has the meaning set forth in Section 8.4(d).

“Effective Time” has the meaning set forth in Section 2.3(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Excluded Indebtedness” means, collectively, (i) the Line of Credit; (ii) any securitization transactions entered into by the Blue Bell Receivables Entities; (iii) the Lease, from and after the Closing Date; and (iv) all Holdback Accounts.

“Excluded Taxes” means, without duplication, the following: (i) all Taxes imposed on the Seller or any of its Affiliates (other than Taxes imposed on the Company in any Tax period beginning after the Closing Date or portion of a Straddle Period beginning after the Closing Date), (ii) all Taxes imposed on or with respect to the Seller or the Company that are attributable to any Pre-Closing Tax Period (or portion of a Straddle Period ending on and including the Closing Date), (iii) all Taxes for which the Seller or the Company is held liable by reason of being included in any consolidated, affiliated, combined, unitary or similar group at any time before the Closing Date, (iv) all Taxes resulting from any Tax sharing, Tax indemnification, Tax allocation or similar agreement entered into by the Seller or the Company (prior to the Closing Date), and (v) the Seller’s share of any Transfer Taxes as set forth in Section 7.2(d).

“Fairness Opinion” has the meaning set forth in Section 5.5.

“Financial Statements” has the meaning set forth in Section 3.11.

“GAAP” means United States generally accepted accounting principles, as consistently applied in the preparation of Financial Statements.

“General Liability Cap” has the meaning set forth in Section 8.3(b).

“Guarantee” means the guarantee provided by the Guarantors, on a joint and several basis, for and on behalf of the Seller, in respect of the Obligations (as defined therein) of the Buyer.

“Guarantors” means each of 777 Partners LLC, a Delaware limited liability company, and SuttonPark Capital LLC, a Delaware limited liability company, each an Affiliate of the Buyer.

“Governmental Entity” means any United States federal, state, local or any foreign, supranational, quasi-national or non-U.S. government political subdivision, governmental, regulatory or administrative authority, instrumentality, agency body or commission, including the U.S. Securities and Exchange Commission, self-regulatory organization, state attorney general or state agency, any foreign jurisdiction authority or any arbitrator, court, tribunal or judicial or arbitral body of competent jurisdiction.

“Holdback Accounts” means amounts on deposit in accounts of the Company that represent held back portions of purchase prices payable to Claimants in respect of their sale of the related Receivables.

“Indebtedness” means any of the following: (a) any indebtedness or other obligations for borrowed money; (b) any indebtedness or other obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any lease that has or should have been accounted for as a capital lease on the Balance Sheet, as applicable, prepared in accordance with GAAP; (d) any guaranty of any of the foregoing or any indebtedness guaranteed in any manner; (e) any liabilities or obligations secured by any Lien (other than a Permitted Lien) on the Company’s assets; (f) any cash or book overdrafts; or (g) any accrued interest, fees, penalties and other expenses owed with respect to the foregoing, including, but not limited to, prepayment penalties.

“Indemnified Party” has the meaning set forth in Section 8.4(a).

“Indemnitor” has the meaning set forth in Section 8.4(a).

“Initial Allocation Schedule” has the meaning set forth in Section 2.6.

“Law” means any statute, law, ordinance, rule, regulation code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Entity.

“Lease” means the lease of property located at 181 Washington Street, Suite 375, Conshohocken, Pennsylvania 19428.

“Lien” means any mortgage, lien, pledge, security interest, conditional sale agreement, deed of trust or title, defects in title, restrictions on transfer, charge claim, easement, encroachment, hypothecation or any other encumbrance of any kind. For the avoidance of doubt, “Lien” shall exclude any restrictions on transfer under securities Laws.

“Line of Credit” means the revolving line of credit that Firstrust Bank has extended to CBC Settlement Funding, LLC pursuant to the Loan Agreement date March 16, 2011 by and between CBC Settlement Funding, LLC and Firstrust Bank, as amended from time to time.

“Losses” means all losses, costs, claims, damages, awards, penalties, fines, assessments, charges, judgments, Taxes, expenses or other liabilities whatsoever, whether contractual, tortious, statutory or otherwise, that are brought against or that are otherwise suffered, sustained, paid or incurred by a Person (including loss of profit, diminution in value and consequential damages), and including interest, reasonable attorneys’ fees, court costs and all amounts paid in investigation, defense or settlement of any of the foregoing and including such fees incurred in connection with the enforcement of any right hereunder; provided, that the foregoing shall not include any liability for a Person’s punitive damages unless paid to a third party.

“Material Adverse Effect” means any effect, event, circumstance, development, result, occurrence, fact, condition or change that is or could reasonably be expected to be, either individually or in the aggregate with all other events, circumstances, developments, results, occurrences, facts, conditions or changes, materially adverse to (a) the business, results of operations, condition (financial or otherwise), prospects, properties or assets of the Company, or (b) the ability of the Seller or the Company to consummate the transactions contemplated hereby in a timely manner; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general business, industry or economic conditions, (ii) local, regional, national or international political or social conditions, including the engagement (whether new or continuing) by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack, any natural or man-made disaster or acts of God, (iii) changes in financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) any failure of the Company to meet any projections or forecasts (provided, that this clause (iv) shall not prevent a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect (provided, further, that any such change or effect is not otherwise excluded from determining whether there is a Material Adverse Effect)), (v) changes in GAAP after the date hereof or (vi) changes in Laws generally applicable to the Company after the date hereof; provided, that none of the foregoing clauses (i), (ii), (iii), (v) or (vi) affects the Company in a disproportionate manner from other companies in the industries in which the Company operates.

“Membership Units” has the meaning set forth in the recitals.

“Order” means any award, injunction, judgment, decree, order, writ, stipulation, determination, ruling, subpoena or verdict or other decision issued, promulgated or entered by or with any Governmental Entity of competent jurisdiction.

“Organizational Documents” means, with respect to any entity, the certificate of incorporation, articles of incorporation, by-laws, articles of organization, partnership agreement, limited liability company agreement, formation agreement, joint venture agreement and other similar organizational documents of such entity (in each case, as amended through the date of this Agreement).

“Payor” means, with respect to any Receivable, the Person directed or obligated to make the scheduled payments under the Related Contract, including, without limitation, any Settlement Counterparty or Annuity Provider, and/or any guarantor of any of the same.

“Payment Right Purchase Agreement” means any payment right purchase agreement or similar agreement between the Company (or another initial settlement purchaser) and a Claimant pursuant to which such Claimant sold, and the Company (or such other purchaser) bought, all rights and benefits of such Claimant to receive payments under the applicable Settlement Agreement or the related Annuity Contract.

“Permitted Liens” means (a) Liens for Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings and, in each case, for which appropriate reserves have been established in accordance with GAAP; (b) statutory Liens of landlords and workers’, carriers’, materialmen’s, Suppliers’ and mechanics’ or other like Liens incurred in the ordinary course of business and for which payment is not more than 90 days past due or is the subject of a good faith contest and in respect of which there are adequate reserves in the Financial Statements; (c) Liens of record or imperfections of title which are not material in character, amount or extent and which do not materially detract from the value or materially interfere with the present use of the assets subject thereto or affected thereby; (d) Liens that will be released in full prior to or as of the Closing; (e) Liens securing any obligations as lessee under capitalized leases, which, for the avoidance of doubt, includes Liens with respect to the Lease; (f) Liens created by or through the Buyer; and (g) Liens set forth on Schedule 1.1; (h) Liens created pursuant to the Excluded Indebtedness, which, for the avoidance of doubt, includes Liens with respect to the Blue Bell Receivables Entities.

“Person” means an individual, a corporation, a partnership, a joint venture, a limited liability company, an unincorporated organization, trust, association, a Governmental Entity, or any other entity or body.

“Pledged Servicing Fees” has the meaning set forth in Section 2.2(a).

“Pre-Closing Tax Period” has the meaning set forth in Section 7.2(a)(i).

“Pre-Closing Tax Return” has the meaning set forth in Section 7.2(a)(i).

“Promissory Note” has the meaning set forth in Section 2.2(a).

“Purchase Price” has the meaning set forth in Section 2.2.

“Receivable” means the rights to receive from Settlement Counterparties certain Settlement Payments or portions thereof arising under a Settlement Agreement with a Claimant, and the right to receive from or on behalf of a Payor payments under any Annuity Contract purchased by the related obligor to fund its payment obligations under the underlying Settlement Agreement, in each case arising under a Related Contract and all monies due or received thereunder or with respect thereto.

“Reimbursement Payment” has the meaning set forth in Section 2.2(c).

“Related Contract” means, with respect to any Receivable, any Settlement Agreement, Annuity Contract, Payment Right Purchase Agreement, and Acknowledgment in respect of such Receivable.

“Representatives” of any Person means the directors, officers, employees, consultants, financial advisors, counsel, accountants and other representatives and agents of such Person.

“Restricted Period” has the meaning set forth in Section 5.4(a).

“Security Agreement” means that certain security agreement, with respect to the Promissory Note, executed on the date hereof, attached hereto as Exhibit B (the “Security Agreement”).

“Seller” has the meaning set forth in the preamble.

“Seller Disclosure Schedules” means the disclosure schedules delivered by the Seller concurrently with the execution and delivery of this Agreement.

“Seller Indemnitee” means the Seller and its respective officers, directors, employees, members, partners, shareholders, Subsidiaries, Affiliates or other Representatives.

“Seller’s Knowledge” or any similar knowledge qualification of the Seller, means the actual or constructive knowledge, after reasonable inquiry and investigation, of Ryan Silverman, Craig Millman, Michael Aiello, Maria Davidson, John Gebert and Michael Dalbey. Constructive knowledge, as used herein, means knowledge that any Person should reasonably be expected to have or information any Person should be reasonably expected to know or have known in such Person’s capacity as a director, officer or employee.

“Seller Releasee” has the meaning set forth in Section 9.17(a).

“Seller Releasor” has the meaning set forth in Section 9.17(b).

“Settlement Agreement” means a structured settlement agreement entered into between a Claimant and a Settlement Counterparty evidencing, among other things, the obligation of the Settlement Counterparty to make the scheduled payments to the Claimant thereunder as compensation by the Settlement Counterparty.

“Settlement Counterparty” means any Person (and any guarantor thereof) that is obligated (or has assumed the obligation) to make scheduled payments to a Claimant or its assignees under a Settlement Agreement.

“Settlement Payments” means payments due to the Claimant under the terms of a Settlement Agreement (including, without limitation payments due under Annuity Contracts), which have been sold by such Claimant directly or indirectly to the Company (or its Affiliate).

“Side Letter” means that certain side letter, dated as of the Closing Date, from the Seller to the Buyer or its Affiliates.

“Straddle Period” has the meaning set forth in Section 7.2(a)(ii).

“Straddle Period Tax Return” has the meaning set forth in Section 7.2(a)(ii).

“Subject Subsidiary” has the meaning set forth in Section 3.7(c).

“Subsidiary” or “Subsidiaries” means, with respect to any Person, any corporation, partnership, limited liability company, joint venture or other legal entity of any kind of which such Person (either alone or through or together with one or more of its other Subsidiaries) owns, directly or indirectly, more than 50% of the capital stock or other equity interests the holders of which are (a) generally entitled to vote for the election of the board of directors or other governing body of such legal entity or (b) generally entitled to share in the profits or capital of such legal entity.

“Suit” means any action, suit, claim, investigation, litigation, proceeding, audit, examination, complaint, charge, arbitration or other similar proceeding, whether judicial, administrative or arbitral, public or private, or before a Governmental Entity or mediator.

“Supplier” means as of the Closing Date, any Person or business entity, or groups of Persons or business entities, with which the Company or any of its Affiliates, has or has had an agreement (whether in writing or not) regarding the obligation of such Person or entity to supply products or services to the Company or any of its Affiliates during the twelve (12) months prior to such date.

“SuttonPark Servicing” has the meaning set forth in Section 2.2(a).

“Tax” or “Taxes” means any U.S. federal, state, local or non-U.S. net income, gross income, net receipts, gross receipts, profit, severance, property, production, sales, use, license, excise, occupation, franchise, employment, payroll, withholding, unemployment, social security, workers’ compensation, alternative or add-on minimum, ad valorem, value-added, stamp, sales and use, escheat and unclaimed property, transfer, profits or windfall profits, license, fees in the nature of taxes, severance, premium taxes, environmental (including taxes under Section 59A of the Code), disability, registration, estimated or other tax, custom duty, governmental fee or other governmental charge of any kind, together with any interest, fine, penalty, addition to tax or additional amount imposed with respect thereto, whether disputed or not, and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person, whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined, unitary or similar group for any period, or otherwise through operation of any Tax Law, or as a result of any Tax sharing, Tax indemnity, Tax allocation or similar agreement.

“Tax Contest” has the meaning set forth in Section 7.2(e)(i).

“Tax Returns” means any return, declaration, report, claim for refund, or information return or statement required to be filed with any Governmental Entity relating to any Tax, including any schedule or attachment thereto, and including any amendment thereof.

“Transfer Taxes” means sales, use, transfer, real property transfer, conveyance, excise, recording, documentary, stamp, registration and stock transfer Taxes and any similar Taxes.

“Treasury Regulations” means United States Treasury regulations promulgated under the Code.

“U.S.” or “United States” means the United States of America.

Article II
PURCHASE AND SALE

2.1     Purchase and Sale. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Seller shall sell, transfer, assign, convey and deliver to the Buyer, and the Buyer shall purchase from the Seller, all right, title and interest in and to the Membership Units free and clear of all Liens.

(a) Except for the representations and warranties contained in this Agreement, the parties do not make, and each hereby disclaims, any other representations or warranties.

(b) There are no post-closing adjustments other than as specifically agreed by the parties herein.

2.2     Aggregate Purchase Price. The aggregate consideration to be paid by the Buyer to the Seller for the Membership Units on the Closing Date (the “Purchase Price”) shall consist of:

(a) a Five Million Seven Hundred and Fifty Thousand Dollar ($5,750,000.00) promissory note (the “Promissory Note”, attached hereto as Exhibit A), which has a maturity of 36 months, is payable quarterly and bears interest at seven percent (7%) per annum (the first quarterly payment of which shall be prepaid on the date hereof) and will be secured, beginning no later than January 15, 2018, by a pledge of servicing fees (the “Pledged Servicing Fees”) due and payable to SuttonPark Servicing LLC, a Delaware limited liability company (“SuttonPark Servicing”), an Affiliate of the Buyer, as described in the Security Agreement;

(b) Four Million Four Hundred and Ninety One Thousand and Fifty Five Dollars and Eighty Seven Cents ($4,491,055.87), subject to Section 2.5 (Withholding) (the “Cash Consideration”); and

(c) Two Hundred and Fifty Thousand Dollars ($250,000.00), to be paid to the Seller as reimbursement in respect of invoices from Annuity.org to the Company dated 9/7/2017 in the amount of $158,395.24 which was paid in full on 12/1/2017, and an invoice in the amount of $170,497.15 on which a partial payment of $91,604.76 was made on 12/1/2017 (the “Reimbursement Payment”).

2.3     Closing.

(a)     The closing of the transactions contemplated by this Agreement shall be immediately upon execution of this Agreement by electronic mail or by physical exchange of documentation at the offices of Edward Stone Law, 175 West Putnam Avenue, 2nd Floor, Greenwich, Connecticut 06830 (in either case, the “Closing”). The date of the Closing is herein referred to as the “Closing Date”. The Closing will be effective as of the time of execution of this Agreement on the Closing Date (the “Effective Time”), and all actions scheduled in this Agreement to take place at the Closing shall be deemed to occur simultaneously at such time.

(b)     Upon the terms and subject to the conditions set forth in this Agreement, the Seller shall deliver or cause to be delivered on the Closing Date the following:

(i)     the Security Agreement, with respect to the Promissory Note, attached hereto as Exhibit B, dated the Closing Date, duly executed by the Seller;

(ii)     certificates of good standing with respect to the Company issued by the responsible Governmental Entity of the jurisdictions of its formation, dated as of a date not more than ten Business Days prior to the Closing Date;

(iii)     a copy of the resolution of the Seller’s operating board, certified by an appropriate officer of the Seller as having been duly and validly adopted and being in full force and effect as of the Closing Date, authorizing the execution and delivery of this Agreement and performance by the Seller of the transactions contemplated hereby;

(iv)     customary payoff letters, in form satisfactory to the Buyer, from all holders of Indebtedness (other than lessors under any capitalized leases) of the Company, indicating that upon payment of a specified amount, all amounts of Indebtedness with respect to such holder shall be paid in full and, if applicable, such holder shall release its security interest and authorize the Buyer to file Uniform Commercial Code termination statements, or such other documents or endorsements necessary or desirable to release of record the security interests of all such holders;

(v)     the consents of the third parties set forth on Schedule 2.3(b)(vi) with respect to the transactions contemplated hereby;

(vi)     evidence, in form and substance reasonably satisfactory to the Buyer, that all Contracts between the Company or its Affiliates from and after the Closing, on the one hand, and the Seller or its Affiliates from and after the Closing, on the other hand, are terminated effective as of the Closing;

(vii)     a certification executed by a duly authorized representative of the Seller to the effect that the Seller is not a “foreign person” as defined in Section 1445 of the Code or a certification executed by a duly authorized representative of the Company that the Company is not a U.S. Real Property Holding Company within the meaning of Section 897 of the Code;

(viii)     termination agreements effective from and after the Closing in respect of any intercompany debt and any existing intercreditor arrangements between the Seller and/or its Affiliates and the Company and/or its Affiliates;

(ix)     employment agreements with employees as may be requested by the Buyer in form and substance reasonably satisfactory to the Buyer;

(x)     the Guarantee, attached hereto as Exhibit C, dated the Closing Date, duly executed by the Seller; and

(xi)     the Side Letter, attached hereto as Exhibit D, dated the Closing Date, duly executed by the Seller.

(c)      Upon the terms and subject to the conditions set forth in this Agreement, the Buyer shall deliver or cause to be delivered on the Closing Date the following:

(i)     the Promissory Note, attached hereto as Exhibit A, dated the Closing Date, duly executed by the Buyer;

(ii)     the Security Agreement, with respect to the Promissory Note, attached hereto as Exhibit B, dated the Closing Date, duly executed by SuttonPark Servicing;

(iii)     the Guarantee, attached hereto as Exhibit C, dated the Closing Date, duly executed by the Guarantors; and

(iv)     a copy of the resolution of the Buyer’s governing body, certified by an appropriate officer of the Buyer as having been duly and validly adopted and being in full force and effect as of the Closing Date, authorizing the execution and delivery of this Agreement and performance by the Buyer of the transactions contemplated hereby.

2.4     Payments. On the Closing Date, the Buyer shall:

(a)     Repay, cause to be repaid or assume on behalf of the Company the Indebtedness listed on Schedule 3.7(e); and

(b)     pay an amount equal to (i) the Cash Consideration, subject to Section 2.5 (Withholding), and (ii) the Reimbursement Payment (together, the “Closing Purchase Price”), by wire transfer of immediately available funds to the account designated in writing by the Seller to the Buyer prior to the Closing Date.

2.5     Withholding. The Buyer acknowledges that it does not intend to withhold on any portion of the Cash Consideration payable to the Seller on the Closing Date, provided that the Seller furnishes the Buyer with such duly executed forms or other documentation as is necessary to establish that no amounts are required to be withheld from such payment to the Seller pursuant to applicable law.

2.6     Purchase Price Allocation. The Buyer and the Seller acknowledge that, because the Company (including, for the avoidance of doubt, each subsidiary of the Company) is considered an entity disregarded as separate from the Seller for U.S. federal tax purposes, the Seller will be treated for U.S. federal tax purposes as selling to the Buyer all of the assets owned by the Company (including, for the avoidance of doubt, each subsidiary of the Company). For U.S. federal (and applicable state, local and non-U.S.) tax purposes, the Buyer and the Seller agree that the Closing Purchase Price shall be allocated among the assets of the Company (and its subsidiaries) in accordance with Section 1060 of the Code and the Treasury Regulations issued thereunder. No later than ninety (90) days following the Closing Date, the Seller shall prepare a proposed allocation schedule (the “Initial Allocation Schedule”) and provide such Initial Allocation Schedule to the Buyer. The Buyer shall have the right, for thirty (30) days after such delivery, to review and object to the Initial Allocation Schedule. The Seller and the Buyer shall seek in good faith for thirty (30) days thereafter to resolve any disagreements between them with respect to the Initial Allocation Schedule. Any disagreements remaining after such thirty-day period shall be resolved by the Accountants in accordance with the dispute resolution procedure set forth in Section 9.5 and any determination by the Accountants with respect thereto shall be final and binding on the Seller and the Buyer absent manifest error (the allocation schedule, as so agreed upon by the parties and as so determined by the Accountants, the “Allocation Schedule”). The Allocation Schedule shall be amended to reflect any adjustment, as required herein, to the consideration to be paid pursuant to this Agreement. The parties shall each report the U.S. federal, state and local and other Tax consequences of the purchase and sale contemplated hereby (including the filing of Internal Revenue Service Form 8594) in a manner consistent with the Allocation Schedule and shall not take any inconsistent position with respect to the Allocation Schedule unless otherwise required by applicable Laws.

Article III
REPRESENTATIONS AND WARRANTIES OF THE SELLER

Except as set forth in the Seller Disclosure Schedules, the Seller hereby represents and warrants to the Buyer as of the date hereof (unless another date is specified, in which case such representation and warranty shall be as of such date) as follows:

3.1     Existence and Power.

(a)     The Seller is a corporation duly formed, validly existing and in good standing under the Laws of its jurisdiction of incorporation, has all corporate power and authority required to own and lease its property and to carry on its business as presently conducted. The Seller is duly qualified to transact business as a foreign corporation and is in good standing as a foreign corporation authorized to transact business and to own and lease property in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties owned or leased by it requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to be material to the Seller or its business.

(b)     The Company is a limited liability company duly formed, validly existing and in good standing under the Laws of its jurisdiction of formation, has all limited liability company power and authority required to own and lease its property and to carry on its business as presently conducted. The Company is duly qualified to transact business as a foreign limited liability company and is in good standing as a foreign limited liability company authorized to transact business and to own and lease property in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties owned or leased by it requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to be material to the Company or its business.

3.2     Authorization. The execution, delivery, and performance by the Seller of this Agreement and each other agreement, document, instrument, certificate or obligation contemplated by this Agreement or in connection with the consummation of the transactions contemplated hereby, including the Ancillary Documents, (a) are within the Seller’s corporate powers and (b) have been duly authorized by all necessary corporate action on the part of the Seller and does not (or would not with the giving of notice, the passage of time or the happening of any other event or circumstance) result in a breach or a violation of, or conflict with, any of the Seller’s Organizational Documents or the Organizational Documents of the Company.

3.3     Enforceability. This Agreement has been duly executed and delivered by the Seller and, assuming that this Agreement is a valid and binding obligation of the Buyer, constitutes a valid and legally binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws affecting creditors’ rights generally and except insofar as the availability of equitable remedies may be limited by applicable Law.

3.4     Governmental Authorizations. Except as set forth on Schedule 3.4, no Authorization, Order, consent, approval or authorization of, declaration to or filing or registration with, any Governmental Entity is required to be made or obtained (or would be required to be made or obtained with the giving of notice, the passage of time or the happening of any other event or circumstance) by or with respect to the Seller or the Company in connection with the execution, delivery and performance of this Agreement, the Ancillary Documents or the consummation of the transactions contemplated hereby.

3.5     Third Party Authorizations. The Company or the Seller has obtained the consent or approval (or waiver thereof) of any Person or any party necessary and has taken any other action that is reasonably necessary or desirable for the execution and delivery, and the performance of their obligations pursuant to this Agreement or in connection with the transactions contemplated hereby.

3.6     Noncontravention. Except as set forth on Schedule 3.6, the execution, delivery and performance of this Agreement, the Ancillary Documents and the consummation of the transactions contemplated hereby, will not (with respect to the Seller or the Company) (i) conflict with, violate, breach or result in a violation or breach of the Organizational Documents of the Seller or the Company, (ii) violate, breach, result in a violation or breach, or constitute a default under (whether with or without the giving of notice, lapse of time or both) of any provision of any Law, Authorization or Order applicable to the Seller or the Company, (iii) require the consent, notice or other action by any Person under, conflict with, violate, breach or result in a violation or breach of, result in a default under, or acceleration of, or give rise to a right of termination, cancellation or modification of, any right or obligation of the Company or to a loss of any benefit to which the Company is entitled, under any Contract binding upon the Company (whether after the giving of notice, lapse of time or both), or (iv) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset or Capital Stock of the Company.

3.7     Title to Membership Units; Capitalization; Subsidiaries.

(a)     The Seller owns beneficially and of record all of the Membership Units, free and clear of all Liens, and the Seller has full right, power and authority to transfer such Membership Units to the Buyer, free and clear of any Liens, other than those Liens set forth in Schedule 1.1 or created by virtue of the Excluded Indebtedness.

(b)     The authorized Capital Stock of the Company consists solely of one hundred (100) membership units, of which one hundred (100) membership units are issued and outstanding and owned beneficially and of record by the Seller. The Membership Units constitute all of the issued and outstanding Capital Stock of the Company. All of the Membership Units were duly authorized and validly issued and are fully paid and non-assessable. None of the Membership Units were issued in violation of the Organizational Documents of the Company, any Law, any Authorization, any Order or any Contract or in violation of the rights (preemptive or otherwise) of any Person. There are no outstanding or authorized warrants, options, subscriptions, convertible or exchangeable securities, pre-emptive rights, deferred compensation rights or other rights, agreements, arrangements or commitments of any character pursuant to which the Company is or may become obligated to issue, sell, repurchase, redeem or otherwise acquire any Capital Stock of the Company. There are no outstanding or authorized stock appreciation, phantom stock, profits interests or similar rights with respect to the Company.

(c)     Schedule 3.7(c) sets forth each corporation, limited liability company, trust, partnership, joint venture or other entity in which the Company owns any Capital Stock (each, a “Subject Subsidiary”). Subject to the last sentence of this clause (c), except for the Liens set forth on Schedule 1.1, which Liens shall be terminated concurrently with Closing, the Company listed opposite each Subject Subsidiary on Schedule 3.7(c) owns all of the issued and outstanding Capital Stock of such Subject Subsidiary free and clear of any Liens. All of the issued and outstanding Capital Stock of each Subject Subsidiary was duly authorized and validly issued and, if applicable, is fully paid and non-assessable. None of the Capital Stock of any Subject Subsidiary was issued in violation of the Organizational Documents of such entity, any Law, any Authorization, any Order or any Contract or in violation of the rights (preemptive or otherwise) of any Person. There are no outstanding or authorized warrants, options, subscriptions, convertible or exchangeable securities, pre-emptive rights, deferred compensation rights or other rights, agreements, arrangements or commitments of any character pursuant to which any Subject Subsidiary is or may become obligated to issue, sell, repurchase, redeem or otherwise acquire any Capital Stock of such Subject Subsidiary. There are no outstanding or authorized stock appreciation, phantom stock, profits interests or similar rights with respect to any Subject Subsidiary. Any Liens with respect to any Blue Bell Receivables Entities set forth on Schedule 1.1 shall not be terminated at Closing.

(d)     Except for this Agreement and as set forth on Schedule 3.7(d), there are no voting trust agreements, powers of attorney, shareholder agreements, proxies or any other Contracts to which the Seller or the Company is a party or by which the Seller or the Company is bound relating to the sale, transfer, voting, registration, acquisition, distribution rights or disposition of any of the Capital Stock of the Company (including the Membership Units) or otherwise granting any Person any right in respect of the Capital Stock of the Company (including the Membership Units), and there are no existing restrictions on the transfer of the Capital Stock of the Company (including the Membership Units) other than restrictions imposed by applicable Laws.

(e)     The Company has no Indebtedness other than the Indebtedness listed on Schedule 3.7(e), which sets forth (i) any and all outstanding Indebtedness or any undrawn letters of credit, performance bonds, surety bonds or similar obligations of or with respect to the Company and (ii) any and all off-balance sheet arrangements of or with respect to the Company.

3.8     Affiliate Transactions.

(a)     Except as set forth in Schedule 3.8, there are no existing Contracts, transactions, Indebtedness or other arrangements, or any related series thereof, between the Company, on the one hand, and any of the directors, officers, stockholders, consultants, employees (except for amounts due as normal salaries, wages, benefits or reimbursements of ordinary business expenses) or any immediate family of the foregoing, of the Seller or its Affiliates, on the other hand.

(b)     Except as set forth in Schedule 3.8, no officer, director, shareholder, consultant, employee of the Seller, its Affiliates or any entity which any such Person or individual owns any beneficial interest, is a party to any Contract with the Company that will survive Closing or transaction with the Company that will survive Closing or has any material interest in any property used by the Company.

3.9     Ethical Business Practices. In connection with the performance of services on behalf of the Company, each of the Seller and the Company maintains a policy that prohibits Representatives of the Company from undertaking the following actions: (i) using funds for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses related to political activity, (ii) making unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or undertaking any action that violates any provision of the Foreign Corrupt Practices Act of 1977, as amended, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions dated December 17, 1997 or any similar Law or (iii) making any other unlawful payment, gift or contribution. To the Seller’s Knowledge, the Representatives of the Company are currently and have been in the last five years in material compliance with the foregoing policy in connection with the performance of services on behalf of the Company.

3.10     Title to Receivables. Other than as set forth on Schedule 3.10, the Company is the holder of the entire right, title and interest in and to its Receivables and has good and marketable title thereto and the Seller has full power and authority to enter into and perform all of the Company’s obligations under the Agreement, without obtaining the consent of any third party to do so, and upon consummation of the transactions contemplated herein, the Buyer will own and have good legal and marketable title to the Company’s Receivables, in each case, free and clear of any right, interest, lien, charge, encumbrance, or other claim of any other person or entity, other than the Blue Bell Receivables Entities and any intercreditor agreements related thereto, or the Line of Credit.

3.11     Financial Statements.

(a)     Schedule 3.11 contains true and complete copies of the following financial statements (collectively, the “Financial Statements”):

(i)     The audited consolidated balance sheet of the Seller as of September 30, 2016 and the related income statement and statement of retained earnings, member’s equity and cash flows for the year then ended;

(ii)     The unaudited consolidated balance sheet of the Company as of June 30, 2017 and the related income statement and statement of retained earnings, members’ equity and cash flows for the 9-month period then ended; and

(iii)     The unaudited consolidated balance sheet of the Company as of November 29, 2017; and

(b)     Each of the Financial Statements fairly presents in all material respects the financial position and results of operations of the Company as of the date thereof, or for the period related thereto, as applicable, in accordance with GAAP consistently applied throughout the periods involved (except as may be stated in the notes thereto), except (i) with respect to the unaudited Financial Statements, for the absence of footnotes and normal year-end adjustments, none of which is material and (ii) as set forth on Schedule 3.11.

(c)     The Company maintains a system of internal accounting controls sufficient to comply in all material respects with all legal and accounting requirements applicable to them, including providing reasonable assurances that (i) financial transactions are executed in accordance with the general and specific authorization of their management and (ii) all transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and other applicable legal and accounting requirements and to maintain proper accountability for items. To the Seller’s Knowledge, neither the Company, nor any director, officer or employee of the Company, who is charged with responsibility for such matters, has received or otherwise has obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE BUYER

Except as set forth in the Buyer Disclosure Schedules, the Buyer hereby represents and warrants to the Seller as of the date hereof (unless another date is specified, in which case such representation and warranty shall be as of such date) as follows:

4.1     Existence and Power. The Buyer is a limited liability company duly organized, validly existing, and in good standing under the Laws of the State of Delaware.

4.2     Authorization. The execution, delivery, and performance by the Buyer of this Agreement and each other agreement, document, instrument, certificate or obligation contemplated by this Agreement or in connection with the consummation of the transactions contemplated hereby, including the Ancillary Documents, (a) are within the Buyer’s corporate powers and (b) have been duly authorized by all necessary corporate action on the part of the Buyer and does not (or would not with the giving of notice, the passage of time or the happening of any other event or circumstance) result in a breach or a violation of, or conflict with, any of the Buyer’s Organizational Documents.

4.3     Enforceability. This Agreement has been duly executed and delivered by the Buyer and constitutes a valid and legally binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws affecting creditors’ rights generally and except insofar as the availability of equitable remedies may be limited by applicable Law.

4.4     Governmental and Third Party Authorizations. Except as set forth on Schedule 4.4, no Authorization, Order, consent, approval or authorization of, declaration to or filing or registration with, any Governmental Entity or any other Person is required to be made or obtained (or would be required to be made or obtained with the giving of notice, the passage of time or the happening of any other event or circumstance) by the Buyer in connection with the execution, delivery and performance of this Agreement, the Ancillary Documents or the consummation of the transactions contemplated hereby.

4.5     Noncontravention. Except as set forth on Schedule 4.5, the execution, delivery and performance of this Agreement, the Ancillary Documents and the consummation of the transactions contemplated hereby, will not (with respect to the Buyer) (i) conflict with, violate, breach or result in a violation or breach of the Organizational Documents of the Buyer, (ii) violate, breach, result in a violation or breach, or constitute a default under (whether with or without the giving of notice, lapse of time or both), any provision of any Law, Authorization or Order applicable to the Buyer, or (iii) require the consent, notice or other action by any Person under, conflict with, violate, breach or result in a violation or breach of, result in a default under, or acceleration of, or give rise to a right of termination or modification of, any right or obligation of the Buyer or to a loss of any benefit to which the Buyer is entitled, under any Contract binding upon the Buyer (whether after the giving of notice, lapse of time or both).

4.6     Brokers. No investment banker, broker, finder or other intermediary has been retained by or is authorized to act on behalf of the Buyer who is entitled to any fee or commission or similar payment in connection with the transactions contemplated by this Agreement.

4.7     Investment Representations. The Buyer acknowledges that it is relying on its own investigation and analysis in entering into the transactions contemplated hereby. The Buyer is an experienced participant in transactions such as the transactions contemplated hereby, is knowledgeable about the industries in which the Company operates, is capable of evaluating the merits and risks of the transactions contemplated by this Agreement and is able to bear the substantial economic risk of such investment for an indefinite period of time. The Buyer is an informed and sophisticated Person, and has engaged advisors experience in the evaluation and acquisition of companies such as the Company as contemplated hereunder. The Buyer has been given full, complete and ongoing access to the Seller’s and the Company’s business records related to this Agreement and the Buyer has had the ability to conduct any due diligence it deemed appropriate in its sole discretion and business judgment.

Article V
COVENANTS OF THE SELLER

5.1     Confidentiality. The Seller recognizes and acknowledges that it has knowledge of confidential and proprietary information concerning the Company and their business as of the Closing Date, including information relating to financial statements, clients, customers, potential clients or customers, employees, Suppliers, equipment, designs, drawings, programs, strategies, analyses, profit margins, sales, methods of operation, plans, products, technologies, materials, trade secrets, strategies, prospects or other proprietary information (“Confidential Information”). Notwithstanding the foregoing, Confidential Information shall not include information which is or becomes generally available to the public other than as a result of a breach of this Agreement by the Seller or breach of any confidentiality obligation owed to the Seller or the Company. During the Restricted Period, the Seller will refrain from using or disclosing any of the Confidential Information. In the event that, during this period, the Seller is requested or required by any Governmental Entity or by interrogatory, subpoena, civil investigative demand, or similar process to disclose any Confidential Information, the Seller may disclose the Confidential Information so requested or required, provided that the Seller will notify the Buyer promptly of the request or requirement so that the Buyer may seek an appropriate protective order or waive compliance with the provisions of this Section 5.1, and the Seller shall reasonably cooperate with the Buyer (at the Buyer’s sole expense) to seek such protective orders.

5.2     Access. The Seller shall maintain until the fifth anniversary of the Closing Date all Books and Records of the Seller relating to the Company or any of its assets or liabilities prior to the Closing in a manner reasonably consistent with the prior practice of the Seller prior to the Closing Date. After the Closing, the Seller shall provide the Buyer and its Representatives with access, upon prior reasonable written request, during regular business hours, to such Books and Records, but only to the extent relating to the assets, liabilities or business of the Company prior to the Closing, and the Buyer and its Representatives shall have the right to make copies of such Books and Records at its sole cost.

5.3     Affiliate Contracts. Except as set forth in Schedule 3.8, all Affiliate Contracts between the Seller and the Buyer shall be terminated as of the Closing without the payment of any fee or penalty by, or incurrence of any obligation or liability by, the Buyer or the Company after the Closing.

5.4     Non-Competition; Non-Solicitation.

(a)     Non-Competition. As a material inducement to the Buyer to enter into and perform its obligations under this Agreement, the Seller hereby agrees that, during the Restricted Period, it shall not, and shall cause its Subsidiaries and Affiliates not to, directly or indirectly through another Person, own any interest in, manage, control, participate in (whether as an owner, operator, manager, consultant, investor, agent, representative or otherwise), consult with, render services for or otherwise engage in any business or entity that is involved, directly or indirectly, in structured settlements; provided, however, that the Seller shall be permitted to purchase portfolios of structured settlement receivables from the Buyer and/or its Affiliates during the Restricted Period.  Nothing herein shall prohibit the Seller or its Subsidiaries or Affiliates from being a passive owner of not more than two percent (2%) of the outstanding stock of any corporation primarily engaged in the structured settlement business which stock is publicly traded, so long as such Persons have no active participation in the business of such corporation. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 5.4(a) is invalid or unenforceable, the parties hereto agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. The term “Restricted Period” means the period beginning on the Closing Date and ending on the three (3) year anniversary of the Closing Date; provided, however, that in the event that the Seller or any of its respective Subsidiaries or Affiliates violates this Section 5.4(a), the Restricted Period shall be extended by a period equal to (i) the length of the violation of this Section 5.4(a) plus (ii) the length of any court proceedings necessary to stop such violation.

(b)     Non-Solicitation. As a material inducement to the Buyer to enter into and perform its obligations under this Agreement, the Seller hereby agrees that, during the Restricted Period, it shall not, and shall cause its Subsidiaries and Affiliates not to, directly or indirectly through another Person, (i) induce or attempt to induce any employee or consultant of the Company or their respective Subsidiaries and Affiliates to leave the employ or services of the Company or their respective Subsidiaries and Affiliates, as applicable, or in any way interfere with the relationship between any of the Company or their respective Subsidiaries and Affiliates on the one hand, and any of its employees or consultants, on the other hand; or (iii) induce or attempt to induce any customer, Supplier, licensee, licensor or other business relation of the Company or their respective Subsidiaries and Affiliates to cease or refrain from doing business with the Buyer, the Company or their respective Subsidiaries and Affiliates, as applicable, or in any way interfere with the relationship between any such customer, Supplier, licensee, licensor or other business relation of the Company or their respective Subsidiaries and Affiliates, including by inducing such Person to alter the terms of business with any of the Company or their respective Subsidiaries and Affiliates or making any negative or disparaging statements or communications about the Company or their respective Subsidiaries and Affiliates.

(c)     The Seller hereby acknowledges and agrees as follows:

(i)     The Seller owns a direct or indirect interest in the Company and, accordingly, has acquired confidential and proprietary information relating to the business and operations of the Company (including the Confidential Information).

(ii)     At the Closing, the Seller shall directly or indirectly receive valuable consideration for all of such Person’s ownership interest in the Acquired Persons, and therefore has a material economic interest in the consummation of the transactions contemplated by this Agreement.

(iii)     The Seller agrees that the non-disclosure, non-competition and non-solicitation covenants contained in this Agreement are reasonable with respect to period, geographical area and scope and are each essential parts of the transactions contemplated by this Agreement in order to protect the Buyer’s legitimate interests in the acquisition of the Company’s business and assets (including the goodwill related to the business and operations of the Company).

(d)     Remedy for Breach. The Seller acknowledges and agrees that in the event of a breach by the Seller and its Subsidiaries and Affiliates of any of the applicable provisions of Section 5.1 or this Section 5.4, monetary damages shall not constitute a sufficient remedy. Consequently, in the event of any such breach, the Buyer, the Company and their respective Subsidiaries or their respective successors or permitted assigns may, in addition to other rights and remedies existing in their favor, apply to any court of law or equity of competent jurisdiction for specific performance, injunctive relief, or both, or any other equitable remedies available to enforce or prevent any violations of the provisions hereof (including, without limitation, the extension of the Restricted Period by a period equal to (i) the length of the violation of Section 5.1 or this Section 5.4 plus (ii) the length of any court proceedings necessary to stop such violation), in each case without the requirement of posting a bond or proving actual damages.

5.5     Fairness Opinion. The Seller shall have obtained a fairness opinion as to the Purchase Price from a reputable third-party appraiser (the “Fairness Opinion”). The Fairness Opinion shall be at the Seller’s sole expense and the Seller agrees that it will use reasonable efforts to obtain the Fairness Opinion promptly so as not to cause any unreasonable delay to the Closing.

Article VI
COVENANTS OF THE BUYER

6.1     Indemnification.

(a)     For a period of not less than six years from and after the Closing Date, the Organizational Documents of the Company shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of current or former directors and officers of the Company (each, a “Covered Party”) than are currently set forth in their respective Organizational Documents. Any indemnification agreements with Covered Parties in existence on the date of this Agreement shall remain effective, without any further action, and shall survive the Closing and continue in full force and effect in accordance with their terms.

(b)     In the event the Buyer or the Company (i) consolidates with or merges into any other person and shall not be the continuing entity after such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that such continuing entity or transferee of such assets, as the case may be, shall assume the obligations set forth in Section 6.1.

6.2     No Additional Representations; Disclaimer. The Buyer acknowledges and agrees that none of the Seller, the Company, any of their Affiliates or any Representatives of any of the foregoing (a) has made (and the Buyer and its Affiliates have not relied on) any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company or its businesses or assets, except as expressly set forth in Article III and qualified by the Seller Disclosure Schedules or (b) will have or be subject to any liability or obligation to the Buyer resulting from the distribution to the Buyer or any of its Affiliates, or the Buyer’s or any of its Affiliates’ use of, any such information, and any information, document or material made available to the Buyer or its Affiliates or any of their Representatives in certain “data rooms” and online “data sites,” management presentations or any other form in connection with the transactions contemplated by this Agreement or otherwise. In connection with the Buyer’s and its Affiliates’ investigation of the Company, the Buyer and its Affiliates have received from or on behalf of the Company certain projections, including projected statements of operating revenues and income from operations of the Company and certain business plan information of the Company. The Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that the Buyer and its Affiliates are familiar with such uncertainties, that the Buyer and its Affiliates are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and that the Buyer and its Affiliates shall have no claim against the Seller, the Company, any of their Affiliates or any Representatives of any of the foregoing with respect thereto.

6.3     Security Agreement. The Buyer covenants and agrees to take any and all actions that may be reasonably necessary or appropriate to cause the Pledged Servicing Fees to be pledged no later than January 15, 2018 as per Section 2.2(a) and the terms of the Security Agreement, attached hereto as Exhibit B. If the Buyer is unable to deliver the Security Agreement and the Pledged Servicing Fees to the Seller such that the Seller is able to obtain a perfected security interest in the Pledged Servicing Fees, the Seller shall have the right, but not the obligation, after giving the Buyer 30 days to cure such defect, to accelerate all amounts due under the Promissory Note and proceed directly against the Buyer and the Guarantors at the Buyer’s sole expense which shall include reimbursement of all of the Seller’s reasonable attorneys’ fees and expenses.

Article VII
COVENANTS OF THE BUYER AND THE SELLER

7.1     Public Announcements. On or before 8:30 a.m., New York City time, on the fourth Business Day after the date hereof, the Company shall issue a press release and file a Current Report on Form 8-K describing the terms of the transactions contemplated hereby, which press release and Current Report on Form 8-K shall be reviewed by, and be reasonably acceptable to, the Buyer. Other than as described herein, neither the Buyer nor Seller shall, nor shall any of their respective Affiliates, without the approval of the other party, issue any press release or otherwise make any public statement with respect to this Agreement or the transactions contemplated by this Agreement, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or stock market, in which case the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance; provided that each of the parties may make internal announcements to their respective employees regarding the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Agreement shall restrict the ability of (a) the Seller or any of its Affiliates from providing (i) the financial results achieved by the Seller and its Affiliates with respect to their beneficial interest in the Company or (ii) a general description of the Company (including its financial performance), and the Seller and its Affiliates’ investment and role therein, to the current or prospective limited partners or other business affiliates of the Seller or such Affiliates and their advisors in the ordinary course of communications or (b) the Buyer or its Affiliates from providing a general description of the Company (including its financial performance) to the current or prospective limited partners or other business affiliates of the Buyer, its Affiliates, its parent companies and their advisors in the ordinary course of communications.

7.2     Tax Matters.

(a)     Preparation of Tax Returns.

(i)     The Seller shall prepare, or cause to be prepared, all Tax Returns for the Company for all Tax periods ending on or before the Closing Date (a “Pre-Closing Tax Period”) with an initial due date after the Closing Date (each, a “Pre-Closing Tax Return”). All Pre-Closing Tax Returns shall be prepared consistent with the past practice of the Company. At least 30 days prior to the date on which any Pre-Closing Tax Return is required to be filed (taking into account any valid extensions), the Seller shall submit such Pre-Closing Tax Return to the Buyer for the Buyer’s approval, which approval shall not be unreasonably withheld, conditioned or delayed. The Buyer shall provide written notice to the Seller of its disagreement with any items in such Pre-Closing Tax Return within ten Business Days of its receipt of such Pre-Closing Tax Return, and if the Buyer fails to provide such notice, such Pre-Closing Tax Return shall become final and binding upon the parties hereto, and the Buyer shall file, or cause to be filed, such Pre-Closing Tax Return as prepared by the Seller. If the Buyer and the Seller are unable to resolve any dispute regarding any Pre-Closing Tax Return within five Business Days after the Buyer delivers such notice of disagreement, then the dispute will be finally and conclusively resolved by the Accountants in accordance with the dispute resolution procedure set forth in Section 9.5. The Seller shall pay or cause to be paid, when due, all Taxes required to be paid with or in respect of all Pre-Closing Tax Returns.

(ii)     The Buyer shall prepare or cause to be prepared, and file or cause to be filed, all Tax Returns for the Company for all Tax periods that begin on or before and end after the Closing Date (such Tax period, a “Straddle Period” and each such Tax Return, a “Straddle Period Tax Return”). Except as otherwise required by applicable Law, all Straddle Period Tax Returns shall be prepared consistent with the past practice of the Company. At least 30 days prior to the date on which any Straddle Period Tax Return is required to be filed (taking into account any valid extensions), the Buyer shall submit such Straddle Period Tax Return to the Seller for the Seller’s approval, which approval shall not be unreasonably withheld, conditioned or delayed. The Seller shall provide written notice to the Buyer of its disagreement with any items in such Straddle Period Tax Return within ten Business Days of its receipt of such Straddle Period Tax Return, and if the Seller fails to provide such notice, such Straddle Period Tax Return shall become final and binding upon the parties hereto, and the Buyer shall file, or cause to be filed, such Straddle Period Tax Return. If the Buyer and the Seller are unable to resolve any dispute regarding any Straddle Period Tax Return within five days after the Seller delivers such notice of disagreement, then the dispute will be finally and conclusively resolved by the Accountants in accordance with the dispute resolution procedure set forth in Section 9.5.

(b)     Allocation of Straddle Period Tax Liability. For all purposes under this Agreement, in the case of any Straddle Period, the portion of Taxes (or any Tax refund and amount credited against any Tax) that are allocable to the portion of the Straddle Period ending at the end of the Closing Date will be: (i) in the case of property Taxes and other Taxes imposed on a periodic basis without regard to income, gross receipts or sales, deemed to be the amount of such Taxes (or Tax refund or amount credited against Tax) for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in the portion of such Straddle Period ending at the end of the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period, and (ii) in the case of all other Taxes, determined as though the taxable year of the Company terminated at the end of the Closing Date. The Seller shall pay to the Buyer, at least two Business Days prior to the date on which a payment of any Taxes imposed with respect to a Straddle Period is due (taking into account applicable extensions to Seller’s share of any Taxes imposed with respect to such Straddle Period).

(c)     Tax Refunds. Any Tax refunds that are received by the Buyer or any of its Affiliates (including, following the Closing, for the avoidance of doubt, the Company) in respect of the Company that relate solely to any Pre-Closing Tax Period (or the portion of any Straddle Period ending on the Closing Date) shall be for the account of the Seller, and the Buyer shall pay over to the Seller any such refund within 15 Business Days after receipt thereof; provided, that the Buyer shall be entitled to set off any amounts owed to Buyer by Seller pursuant to this Agreement or any Ancillary Document against any Tax refund payable by Buyer (or an Affiliate of Buyer) pursuant to this Section 7.2(c). At the reasonable request of the Seller and at the Seller’s sole cost and expense, the Buyer shall use commercially reasonable efforts to pursue or to assist the Seller in pursuing any claims for refunds of Taxes of the Company that are pending as of the Closing Date. For the avoidance of doubt, the Buyer shall be entitled to all Tax refunds relating to the Company for any Tax period other than a Pre-Closing Tax Period (or the portion of any Straddle Period ending on the Closing Date).

(d)     Transfer Taxes. All Transfer Taxes arising out of or in connection with the sale of the Membership Units shall be borne by the Seller. The Seller shall prepare all Tax Returns in respect of Transfer Taxes, and the Buyer shall join in the execution of such Tax Returns to the extent necessary.

(e)     Tax Indemnity.

(i)     The Seller shall indemnify the Buyer and the Affiliates of the Buyer (including, for the avoidance of doubt, the Company after the Closing) against any and all (x) Excluded Taxes, and (y) any reasonable out-of-pocket costs and expenses related to such Excluded Taxes incurred by the Buyer or the Company in respect of the Tax advisors of the Buyer and its Affiliates or otherwise in connection with defending the assessment of any Excluded Tax during the course of any audit or other proceedings initiated by a taxing authority. The Buyer and any of its Affiliates seeking indemnity under this Section 7.2(e)(i) shall without undue delay, inform the Seller in writing of the initiation of any audit or other proceeding in relation to Excluded Taxes; provided, that the failure of the Buyer or any of its Affiliates to timely inform the Seller of the initiation of such audit or other proceeding shall not relieve the Seller of its indemnity obligation pursuant to this Section 7.2(e)(i) except to the extent that Seller is materially prejudiced thereby. The Seller, at the Seller’s sole cost and expense, shall have the opportunity to control the contest (including any audit or investigation or any judicial or administrative proceeding) (such contest, a “Tax Contest”) in relation to any Excluded Taxes only if: (A) the Seller acknowledges to the Buyer, in writing, Seller’s obligation to indemnify the Buyer for any Tax liability under this Section 7.2(e)(i) in respect of the Tax Contest, (B) the Seller timely keeps the Buyer reasonably informed of the progress of each such Tax Contest, (C) the Seller permits the Buyer to review and comment on all written submissions made to any administrative or judicial body in connection with each such Tax Contest, and (D) to the extent that a Tax assessment must be paid, including prior to commencing a Tax Contest, the Seller unconditionally acknowledges that it is responsible for paying such assessment and pays all such amounts prior to the date such amounts may be collected from the Buyer or the Company; provided, however, that the Seller will not be permitted to settle or compromise any such Tax Contest without the prior written consent of the Buyer, which consent shall not be unreasonably withheld, conditioned or delayed, if the resolution of such Tax Contest reasonably could be expected to materially affect the Tax liability or Tax attributes of the Buyer or its Affiliates (including, after the Closing Date, the Company) for any Tax period ending after the Closing Date.

(ii)     The Buyer shall indemnify the Seller and the Affiliates of the Seller against all Taxes imposed against the Seller and its Affiliates that are attributable to the Company after the Closing Date, and any reasonable out-of-pocket costs and expenses related to such Taxes that are incurred by the Seller in respect of Tax advisors of the Seller and its Affiliates in connection with defending the assessment of any such Tax during the course of any audit or other proceedings initiated by a taxing authority. The Seller and any of its Affiliates seeking indemnity under this Section 7.2(e)(ii) shall without undue delay inform the Buyer in writing of the initiation of any audit or other proceedings with respect to Taxes for which the Buyer would or could be liable to indemnify the Seller pursuant to this Section 7.2(e)(ii); provided, that the failure of the Seller or any of its Affiliates to timely inform the Buyer of the initiation of such audit or other proceeding shall not relieve the Buyer of its indemnity obligation pursuant to this Section 7.2(e)(ii) except to the extent that Buyer is materially prejudiced thereby. The Buyer, at the Buyer’s sole cost and expense, shall control any Tax Contest in relation to any amounts for which the Buyer is required to indemnify the Seller pursuant to this Section 7.2(e)(ii) only if: (A) the Buyer acknowledges to the Seller, in writing, the Buyer’s obligation to indemnify the Seller for any Tax liability under this Section 7.2(e)(ii), (B) the Buyer timely keeps the Seller reasonably informed of the progress of each such Tax Contest, (C) the Buyer permits the Seller to review and comment on all written submissions made to any administrative or judicial body in connection with each such Tax Contest, and (D) to the extent that a Tax assessment must be paid, including prior to commencing a Tax Contest, the Buyer unconditionally acknowledges that it is responsible for paying such assessment; provided, however, that the Buyer will not be permitted to settle or compromise any such Tax Contest without the prior written consent of the Seller, which consent shall not be unreasonably withheld, conditioned or delayed, if the resolution of such Tax Contest reasonably could be expected to materially affect the Tax liability or Tax attributes of the Seller or its Affiliates (including, prior to the Closing Date, the Company) for any Pre-Closing Tax Period (or the portion of any Straddle Period ending on the Closing Date).

(iii)     All indemnification payments required pursuant to this Section 7.2(e) or Article VIII shall be deemed to be adjustments for Tax purposes to the aggregate consideration paid by the Buyer pursuant to this Agreement, except to the extent otherwise required by applicable Law.

(iv)     Notwithstanding anything to the contrary in this Agreement, the limitations set forth in Section 8.3 shall not apply to any indemnity obligation described in this Section 7.2(e). For the avoidance of doubt, in the event of any inconsistency between the provisions of this Section 7.2(e) and Section 8.4, the provisions of this Section 7.2(e) shall control with respect to any indemnification claim relating to Taxes.

(f)     Tax Sharing Agreements. All Tax sharing agreements or similar agreements and all powers of attorney with respect to or involving Taxes of the Company will be terminated prior to the Closing.

(g)     Each of Buyer and Seller shall, and shall cause its respective representatives and Affiliates to, provide to the other party, at the sole cost and expense of the requesting party, such reasonable assistance as may be reasonably requested in connection with the preparation of any Tax Return with respect to the Company or any audit or other examination by a Governmental Entity or other taxing authority with respect to the Company. Notwithstanding the foregoing, neither party shall be required to provide any consolidated, combined, affiliated, unitary or similar Tax Returns of the consolidated, combined, affiliated, unitary or similar tax reporting group of which such party is a member.

7.3     Notification of Certain Matters. The Seller shall give prompt notice to the Buyer, and the Buyer shall give prompt notice to the Seller, of (i) the Seller or Buyer, as the case may be, becoming aware of a material breach of a representation or warranty made by it in this Agreement, (ii) the occurrence, or non-occurrence, of any event, or the arising of any fact, condition or circumstance, after the date of this Agreement that, if such event occurred or such fact, circumstance or condition arose before or on the date of this Agreement would have been required to be disclosed in its respective Seller Disclosure Schedule or Buyer Disclosure Schedule and (iii) any material breach by the Seller or Buyer, as the case may be, of any covenant or agreement to be complied with or satisfied by it under this Agreement. Any notice provided, or disclosure made, by the Seller or Buyer pursuant to this Section 7.3 shall not (and shall not be deemed and construed to) amend or supplement the Seller Disclosure Schedule or Buyer Disclosure Schedule. Any representation or warranty modified by a notice made pursuant to this Section 7.3 shall be read as of the date hereof, unmodified, for any claim that such representation or warranty is inaccurate or has been breached.

7.4     Post-Closing Cooperation. Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances, and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.

Article VIII
INDEMNIFICATION

8.1     Survival of Representations, Warranties and Covenants. The representations and warranties set forth in this Agreement shall survive the Closing indefinitely. None of the covenants or other agreements contained in this Agreement shall survive the Closing other than those which by their terms contemplate performance after the Closing, and each such surviving covenant and agreement shall survive the Closing for the period contemplated by its terms.

8.2     Indemnification.

(a)     From and after the Closing, subject to the limitations set forth in this Article VIII, the Seller shall indemnify, defend and hold harmless the Buyer Indemnitees from and against any and all Losses that any of them may suffer, sustain, pay or incur and all Suits made against the Buyer Indemnitees, in each case, to the extent related to:

(i)     any inaccuracy in or breach of any representation or warranty by the Seller contained in Article III;

(ii)     any breach or non-performance by the Seller of any of its covenants, obligations or agreements contained in this Agreement; and/or

(iii)     any amounts owed or payable by the Company with respect to, for the period prior to the Closing Date, (A) medical claims, (B) claims for workers compensation, (C) any Supplier or vendor rebates which may be payable to a customer of the Company instead of to the Company and (D) claims for automobile liability.

(b)     From and after the Closing, subject to the limitations set forth in this Article VIII, the Buyer shall indemnify, defend and hold harmless the Seller Indemnitees from and against any and all Losses that any of them may suffer, sustain, pay or incur and all Suits made against the Seller Indemnitees, in each case, to the extent related to:

(i)     any inaccuracy in or breach of any representation or warranty by the Buyer contained in Article IV; and/or

(ii)     any breach or non-performance by the Buyer of any of its covenants or agreements contained in this Agreement.

8.3     Limitations on Liability.

(a)     Payments by an Indemnitor pursuant to Section 8.2 in respect of any Losses shall be limited to the amount of any liability or damage that remains after deducting therefrom (i) any insurance proceeds actually received by the Indemnified Party on account of such Losses and (ii) any indemnity, contribution or other similar payment actually received by the Indemnified Party from any third Person in respect of any such Losses, in each case net of costs incurred in connection with any such recovery including increased premiums. In the event that an insurance or other recovery is made by any Indemnified Party with respect to any Loss for which any such Person has been indemnified hereunder and received payment therefor, then a refund equal to the aggregate amount of such recovery payments received by the Indemnified Party (net of all costs of recovery including present value of increased premiums), but not in excess of the indemnity received, shall be promptly delivered to the Indemnitor. Notwithstanding the foregoing, no party shall be obligated to make a claim against insurance or any third Person.

(b)     Subject to the second sentence of this clause (b), under no circumstances shall the Seller’s post-closing liability with respect to any indemnification obligation, including, but not limited to, any post-closing obligation that could arise by virtue of a material breach of Section 3.10 (Title to Receivables) exceed $150,000.00 (the “General Liability Cap”). In the event of a claim of underlying fraud related to Receivables or fraudulent misrepresentation in connection with the origination or acquisition by the Company or any of its Affiliates of Receivables, the Seller’s post-closing liability (including the Buyer’s costs and expenses such as reasonable legal fees and expenses), calculated separately and in addition to the General Liability Cap, shall not exceed $750,000.00. For purposes of this Section 8.3(b) and for the avoidance of doubt, a claim of a material breach of Section 3.10 (Title to Receivables) or underlying fraud related to Receivables or fraudulent misrepresentation in connection with the origination or acquisition by the Company or any of its Affiliates of Receivables can only be made with respect to the Buyer’s or any of its Affiliates’ actual economic Losses that have occurred, which actual economic Losses shall be certified in writing by the Buyer’s audit firm or a certified public accounting firm reasonably acceptable to the Seller. The Buyer shall be responsible for all costs associated with this certification of actual economic Losses. The value of any bona fide claims shall be calculated by using a discount rate of 5% for guaranteed payments and fully hedged life contingent payments, and 10.5% for any unhedged life contingent payments. Under no circumstances shall the Seller be liable for any liability that might arise for any reason whatsoever after the third anniversary of the date of this Agreement.

8.4     Indemnification Procedures.

(a)     Third-Party Claims. The party making a claim under this Article VIII is referred to as the “Indemnified Party”, and the party against whom such claims are asserted under this Article VIII is referred to as the “Indemnitor”. If any Indemnified Party receives notice of the assertion or commencement of any Suit made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement (a “Third-Party Claim”) against such Indemnified Party with respect to which the Indemnitor is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnitor prompt written notice thereof (a “Claim Notice”). The failure to give such prompt written notice shall not, however, relieve the Indemnitor of its indemnification obligations, except and only to the extent that such failure materially prejudices the Indemnitor’s ability to defend against the Third-Party Claim. Such Claim Notice by the Indemnified Party shall describe the Third-Party Claim in reasonable detail, shall include copies of all written evidence served with respect to the Third-Party Claim and all correspondence from or to such third party (or its representatives) related to the matter giving rise to such Third-Party Claim and shall indicate the estimated amount, if reasonably practicable, of the Loss under the Third-Party Claim. In the case of such Third-Party Claim, the Indemnitor shall have 30 days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its obligation to defend the Indemnified Party against such Claim under this Article VIII. If the Indemnitor does not notify the Indemnified Party within such 30-day period regarding whether the Indemnitor admits or denies its obligation to defend the Indemnified Party, the Losses for which the Indemnified Party is seeking indemnity shall be conclusively deemed a liability of the Indemnitor hereunder. The Indemnitor shall have the right to participate in (at its sole cost and expense) or, subject to Section 8.4(c), by giving written notice to the Indemnified Party within 30 days of having received a Claim Notice that the Indemnitor intends to assume the defense of such Third-Party Claim, and has acknowledged in writing to the Indemnified Party its unqualified obligation to indemnify the Indemnified Party as provided hereunder, to diligently assume and control the defense of such Third-Party Claim at the Indemnitor’s sole cost and expense, with legal counsel reasonably acceptable to the Indemnified Party, and the Indemnified Party shall cooperate in good faith in such defense (at the sole cost and expense of the Indemnitor) (provided, however, that the Indemnified Party shall not be required to bring any counterclaim or cross-complaint against any Person). In the event that the Indemnitor assumes the defense of any Third-Party Claim, subject to Section 8.4(b), (i) it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnified Party and (ii) the Indemnified Party shall have the right, at its own cost and expense, to participate in the defense of any Third-Party Claim with counsel selected by it subject to the Indemnitor’s right to control the defense thereof. The Seller and the Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including access to the Company’s premises and personnel and the right to examine and copy any accounts, documents or records, (at the sole cost and expense of the Indemnitor, including reasonable out-of-pocket expenses), as may be reasonably requested for the defense and preparation of the defense of such Third-Party Claim; provided, that in no event shall either party be required to produce any documents or information that is protected from discovery by the attorney-client privilege, the doctrine of work product immunity or any other privilege or immunity from production applicable in litigation. If the Indemnitor does not assume the defense of a Third-Party Claim pursuant to this Section 8.4(a), the Indemnified Party shall have the right to defend against the Third-Party Claim (at the sole cost and expense of the Indemnitor, if the Indemnified Party is entitled to indemnification hereunder), with counsel of the Indemnified Party’s choosing

(b)     Settlement of Third-Party Claims. Notwithstanding any other provision of this Agreement, neither the Indemnitor nor the Indemnified Party shall enter into settlement of, or consent to the entry of any judgment with respect to, any Third-Party Claim without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), except as otherwise provided in this Section 8.4(b). If the Indemnitor and the applicable third party wish to settle, or consent to the entry of any judgment with respect to, a Third-Party Claim and the proposed settlement or judgment does not include any monetary damages payable by the Indemnified Party or any material restriction on the operations of the Indemnified Party and also provides, in customary form, for the full, final and unconditional release of all claims and from all liabilities in favor of the Indemnified Party in connection with such Third-Party Claim, the Indemnitor shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such proposed settlement or judgment within ten days after its receipt of such notice, the Indemnified Party shall continue to contest or defend such Third-Party Claim and in such event, the maximum liability of the Indemnitor as to such Third-Party Claim shall not exceed that which would have been payable by Indemnitor hereunder had such proposed settlement or judgment been effected.

(c)     Control of Defense. Notwithstanding the foregoing, in connection with any Third-Party Claim as to which the Indemnified Party shall reasonably conclude that (i) there is a material conflict of interest between the Indemnitor and the Indemnified Party in the conduct of the defense of such Third-Party Claim, (ii) there are specific defenses available to the Indemnified Party which are different from or additional to those available to the Indemnitor and which could be materially adverse to the Indemnitor, (iii) the Third-Party Claim could have a Material Adverse Effect, (iv) upon petition by the Indemnified Party, an appropriate court of competent jurisdiction rules that the Indemnitor failed or is failing to vigorously prosecute or defend such Third-Party Claim, or (v) the Third-Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against the Indemnified Party, then the Indemnified Party shall have the right, at the expense of the Indemnitor, to conduct and control, through counsel of the Indemnified Party’s choosing, the defense of such Third-Party Claim. The Indemnitor shall be liable for the reasonable fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnitor has not assumed the defense. The Indemnified Party and Indemnitor shall reasonably cooperate with each other and their respective counsel in the defense or compromise of such claim or demand; and

(d)     Direct Claims. Any claim by an Indemnified Party on account of a Loss which does not result from a Third-Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnitor reasonably prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnitor of its indemnification obligations, except and only to the extent that the Indemnitor is materially prejudiced by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been sustained by the Indemnified Party. The Indemnitor shall have 30 days after its receipt of such notice to respond in writing to such Direct Claim. During such 30-day period, the Indemnified Party shall allow the Indemnitor and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnitor’s investigation by giving such information and assistance (including access to the Company’s premises and personnel and the right to examine and copy any accounts, documents or records during regular business hours) as the Indemnitor or any of its professional advisors may reasonably request. If the Indemnitor does not so respond within such 30-day period, the Indemnitor shall be deemed to have rejected such claim, in which case the Indemnified Party and the Indemnitor shall negotiate in good faith to seek a resolution of such dispute and, if not resolved through such negotiations, the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

(e)     Taxing Authority. Notwithstanding anything to the contrary herein, irrespective of whether an Indemnitor assumes the defense of a Third-Party Claim pursuant to this Section 8.4, such Indemnitor will pay all amounts to any taxing authority in connection with such Third-Party Claim that are currently due, payable or subject to collection action.

Article IX
MISCELLANEOUS

9.1     Notices. Any notice, request, demand, waiver, consent, approval or other communication which is required or permitted hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally, (b) on the date delivered by a private courier as established by the sender by evidence obtained from the courier, (c) on the date sent by facsimile or email, with confirmation of receipt (electronic or otherwise), if sent prior to 5:00 p.m. Eastern Standard Time, or if sent later, then on the next Business Day, or (d) on the fifth Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

If to the Buyer, to:

CBC Holdings LLC

c/o 600 Partners LLC

600 Brickell Avenue, 19th Floor

Miami, Florida 33131

Attn:          Steven W. Pasko
Email:        [              ]
Facsimile:  [              ]

With a required copy (which shall not constitute notice) to:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
Attention:     Peter Halasz
E-mail:          peter.halasz@srz.com
Facsimile:     (212) 593-5955

If to the Seller, to:

CBC Settlement Funding, LLC
c/o Asta Funding, Inc.
210 Sylvan Avenue
Englewood Cliff, New Jersey 07632
Attn:           Gary Stern
Email:         [             ]

Facsimile:   [             ]

With a required copy (which shall not constitute notice) to:

Edward Stone Law, P.C.
175 West Putnam Avenue, 2nd Floor

Greenwich, Connecticut 06830
Attn:            Eddie Stone
Email:         eddie@edwardstonelaw.com

Facsimile:   (203) 348-8477

or to such other address or to the attention of such Person or Persons as the recipient party has specified by prior written notice to the sending party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain).

9.2     Amendments and Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party hereto in exercising any right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

9.3     Expenses. Except as otherwise provided in this Agreement (including Section 7.2(d), Section 7.2(g) and Section 9.5), each party shall bear its own costs and expenses in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties, whether or not the transactions contemplated by this Agreement are consummated.

9.4     Successors and Assigns. This Agreement may not be assigned by either party hereto without the prior written consent of the other party hereto; provided that, without such consent, the Buyer may collaterally assign its rights under this Agreement to its lenders providing financing in connection with the transactions contemplated hereby for collateral security purposes, but in each case, no such transfer or assignment will relieve the Buyer of its obligations hereunder. Subject to the foregoing, all of the terms and provisions of this Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors and permitted assigns.

9.5     Resolution of Disagreements. The Buyer and the Seller will attempt to resolve any matters of disagreement in good faith. If the Buyer and the Seller are unable to resolve disagreements with respect to purchase price allocation (Section 2.6) or the preparation of tax returns (Section 7.2(a)) within 30 days, then the amounts in dispute will be promptly referred to the New York office of an independent accounting firm to be mutually agreed upon by both parties (the “Accountants”) for final arbitration (subject to fraud or manifest clerical error), which arbitration shall be completed within 30 days after the matter is submitted to the Accountants, and which arbitration shall be final and binding on both the Buyer and the Seller. In any such case, a single partner of the Accountants selected by the Accountants in accordance with its normal procedures and having expertise with respect to settlement of such disputes shall act for the Accountants in the determination proceeding, and such partner shall render a written decision with respect to such dispute, including a statement in reasonable detail of the basis for its decision. The Accountants’ decision shall be based solely on presentations and submissions by the Buyer and the Seller (which presentations and submissions shall be made to the Accountants no later than 15 days after the engagement of the Accountants), and not independent review and made in strict accordance with the terms of this Agreement, without regard to principles of equity. The Accountants shall not assign a value to any item in dispute greater than the greatest value for such item assigned to it by the Buyer, on the one hand, or the Seller, on the other hand, or less than the smallest value for such item assigned to it by the Buyer, on the one hand, or the Seller, on the other hand. The fees and expenses of the Accountants shall be borne in the same proportion that the aggregate dollar amount of such remaining disputed items so submitted to the Accountants that are unsuccessfully disputed by the Buyer, on the one hand, and the Seller, on the other hand, as finally determined by the Accountants, bears to the total dollar amount of such remaining disputed items so submitted. The decision of the Accountants with respect to the disputed items submitted to it will be final, conclusive and binding on the parties. Each of the parties to this Agreement agrees to use its reasonable best efforts to cooperate with the Accountants (including by executing a customary engagement letter reasonably acceptable to the Accountants and the parties) and to cause the Accountants to resolve any such dispute as soon as practicable after the commencement of the Accountants’ engagement.

9.6     Governing Law. All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement or the transactions contemplated hereby and the exhibits and schedules hereto, and all claims and disputes arising hereunder or thereunder or in connection herewith or therewith, whether purporting to sound in contract or tort, or at law or in equity, shall be governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

9.7     Consent to Jurisdiction; Service of Process; Waiver of Jury Trial. Any suit, action or other proceeding arising out of or relating to this Agreement or any transaction contemplated hereby shall be brought exclusively in the courts of the State of New York located in New York County, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action, the United States District Court for the Southern District of New York and each of the parties hereto hereby submits to the exclusive jurisdiction of such courts for the purpose of any such suit, action or other proceeding. A final judgment in any such suit, action or other proceeding may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in such courts, and hereby irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each party further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth herein shall be effective service of process for any such action, suit or proceeding. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

9.8     Counterparts. This Agreement may be executed in counterparts, and any party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. The parties agree that the delivery of this Agreement, and the delivery of the Ancillary Documents and any other agreements and documents at the Closing, may be effected by means of an exchange of facsimile signatures or other electronic delivery.

9.9     No Third Party Beneficiaries. No provision of this Agreement is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

9.10     Entire Agreement. This Agreement, the Ancillary Documents, any Schedules hereto and the other documents, instruments and agreements specifically referred to herein or therein or delivered pursuant hereto or thereto set forth the entire understanding of the parties hereto with respect to the transactions contemplated by this Agreement. All Schedules, including any Seller Disclosure Schedule or Buyer Disclosure Schedule, referred to herein are intended to be and hereby are specifically made a part of this Agreement and incorporated by reference herein. Any and all previous agreements and understandings between or among the parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement.

9.11     Disclosure Schedules. References to a specified “Schedule” shall refer to the corresponding schedule in the Seller Disclosure Schedules or Buyer Disclosure Schedules, as applicable. Except as otherwise provided in the Seller Disclosure Schedules or Buyer Disclosure Schedules, all capitalized terms therein shall have the meanings assigned to them in this Agreement. Matters reflected in the Seller Disclosure Schedules or Buyer Disclosure Schedules are not necessarily limited to matters required by this Agreement to be disclosed. No disclosure made in the Seller Disclosure Schedules or Buyer Disclosure Schedules shall constitute an admission or determination that any fact or matter so disclosed is material, could reasonably be expected to have a Material Adverse Effect, meets a dollar or other threshold set forth in this Agreement or would otherwise be required to be disclosed, and no Person shall use the fact of the setting of a threshold or the inclusion of such facts or matters in any dispute or controversy as to whether any obligation, amount, fact or matter is or is not material for purposes of this Agreement. Information disclosed in any Seller Disclosure Schedule or Buyer Disclosure Schedules delivered will qualify any representation, warranty, covenant or agreement in this Agreement to the extent that a buyer would infer, based on the location and content of such disclosure, the relevance or applicability of the information disclosed to any such representation, warranty, covenant or agreement, notwithstanding the absence of a reference or cross-reference to such representation, warranty, covenant or agreement on any such Seller Disclosure Schedule or Buyer Disclosure Schedule or the absence of a reference or cross-reference to such Seller Disclosure Schedule or Buyer Disclosure Schedule in such representation, warranty, covenant or agreement. No disclosure in the Seller Disclosure Schedules or Buyer Disclosure Schedules relating to any possible breach or violation of any agreement or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred.

9.12     Captions. All captions contained in this Agreement are for convenience of reference only, do not form a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

9.13     Severability. Any provision of this Agreement which is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

9.14     Interpretation. The parties hereto have participated jointly in the negotiation and drafting of this Agreement, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party by virtue of the authorship of this Agreement shall not apply to the construction and interpretation hereof. The parties agree that any drafts of this Agreement or any Ancillary Document prior to the final fully executed drafts shall not be used for purposes of interpreting any provision thereof, and each of the parties agrees that no party or any Affiliate thereof shall make any claim, assert any defense or otherwise take any position inconsistent with the foregoing in connection with any Suit among any of the foregoing. For the purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (a) the meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting either gender shall include both genders as the context requires; (b) where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning; (c) the terms “hereof,” “herein,” “hereunder,” “hereby” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (d) when a reference is made in this Agreement to an Article, Section, paragraph, Exhibit or Schedule, such reference is to an Article, Section, paragraph, Exhibit or Schedule to this Agreement unless otherwise specified; (e) the word “include,” “includes,” and “including” when used in this Agreement shall be deemed to be followed by the words “but not limited to,” unless otherwise specified; and (f) all accounting terms used and not defined herein have the respective meanings given to them under GAAP.

9.15     Non-recourse. This Agreement may only be enforced against, and any claim or Suit based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the Seller and then only with respect to the specific obligations set forth herein with respect to the Seller. No current or former director, manager, officer, employee or advisor of the Seller or the Company shall have any liability of any nature to any Buyer Indemnitee or other Person with respect to the breach by the Seller of any representation, warranty, covenant or agreement contained in this Agreement or any other matter relating to the transactions contemplated by this Agreement.

9.16     Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.

9.17     Prevailing Party. In the event of any Suit in connection with this Agreement or any Ancillary Document, the prevailing party in any such Suit shall be entitled to recover from the other party its costs and expenses, including, without limitation, reasonable legal fees and expenses.

9.18     Releases.

(a)     Effective as of the Closing, the Buyer, for itself and each of the Company and its Subsidiaries, and its and their respective Affiliates and each such Person’s respective successors; assigns; executors; heirs; current and former officers, directors, managers, partners and employees (each a “Buyer Releasor”), hereby irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes all claims, demands, obligations, liabilities, defenses, affirmative defenses, setoffs, counterclaims, Suits and causes of action of whatever kind or nature, whether known or unknown, which any of the Buyer Releasors has, might have or might assert now or in the future, against the Seller and any of its Affiliates and its and their respective successors, assigns, officers, directors, managers, partners and employees or any of their respective heirs or executors (in each case in their capacity as such) (each, a “Seller Releasee”), arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and that occurred, existed or was taken or permitted at or prior to the Closing; provided, however, that nothing contained in this Section 9.18(a) shall release, waive, discharge, relinquish or otherwise affect the rights or obligations of any party to the extent arising out of the Transaction Documents. The Buyer shall, and shall cause the Company and its Subsidiaries to, refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced any legal proceeding, of any kind against a Seller Releasee based upon any matter released pursuant to this Section 9.18(a).

(b)     Effective as of the Closing, the Seller, for itself and each of its Affiliates and each of its and their respective successors; assigns; executors; heirs; current and former officers, directors, managers, partners and employees (each a “Seller Releasor”), hereby irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes all claims, demands, obligations, liabilities, defenses, affirmative defenses, setoffs, counterclaims, Suits and causes of action of whatever kind or nature, whether known or unknown, which any of the Seller Releasors has, might have or might assert now or in the future, against any of the Buyer, the Company and any of their Affiliates and each of their respective successors, assigns, officers, directors, managers, partners and employees or any of their respective heirs or executors (in each case in their capacity as such) (each, a “Buyer Releasee”), arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and that occurred, existed or was taken or permitted at or prior to the Closing; provided, however, that nothing contained in this Section 9.18(b) shall release, waive, discharge, relinquish or otherwise affect the rights or obligations of any party to the extent arising out of the Transaction Documents. The Seller shall refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced any legal proceeding, of any kind against a Buyer Releasee based upon any matter released pursuant to this Section 9.18(b). Notwithstanding the foregoing, the Seller specifically retains all rights to defend itself against pending and threatened claims brought by former executives of the Company, William J. Skyrm and James Goodman, and to bring or assert any and all affirmative defenses, claims and counterclaims against William J. Skyrm and James Goodman as the Seller sees fit. The claims of William J. Skyrm and James Goodman have been fully and completely disclosed to the Buyer by the Seller and are intended to be considered outside this Agreement in all respects.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.

SELLER:

ASTA FUNDING, INC.

By:	/s/ Gary Stern
Name:	Gary Stern
Title:	Chief Executive Officer

BUYER:

CBC HOLDINGS LLC

By: 600 Partners LLC, its Sole Member

By:	/s/ Steven W. Pasko
Name:	Steven W. Pasko
Title:	Manager of the Sole Member

[Signature Page to Securities Purchase Agreement]

EXHIBIT A

Promissory Note

See attached.

EXHIBIT B

Security Agreement

See attached.

EXHIBIT C

Guarantee

See attached.

EXHIBIT D

Side Letter

See attached.